COLOR STAR TECHNOLOGY CO., LTD.
ATTN: BIAO (LUKE) LU
800 3RD AVENUE, SUITE 2800
NEW YORK, NY 10022

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on November 17, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on November 17, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D26117-Z78435

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

COLOR STAR TECHNOLOGY CO., LTD.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To increase the authorized share capital of the Company from US $75,000 divided into 75,000,000 ordinary shares of a par value of US $0.001 each to US $200,000 divided into 200,000,000 ordinary shares of a par value of US $0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US $0.001 each to rank pari passu in all respects with the existing ordinary shares.	☐	☐	☐
2. To adopt the Amendment No. 2 to our 2019 Equity Incentive Plan pursuant which the reserved shares are to increase by 5,400,000 ordinary shares.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D26118-Z78435

COLOR STAR TECHNOLOGY CO., LTD.
Extraordinary General Meeting of Shareholders
November 18, 2020 7:00 AM EST (8:00 PM Local Time)
This proxy is solicited by the Board of Directors

The shareholders hereby appoints Biao (Luke) Lu, as proxy, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of COLOR STAR TECHNOLOGY CO., LTD. that the shareholders are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 7:00 AM EST (8:00 PM Local Time) on November 18, 2020, at the 57th Fl. Conference Room,109-9 Binhai Ave, Longhua District, Haikou, Hainan, China, 570105, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side